

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 27, 2019

Richard J. Daly
Chief Executive Officer
BROADRIDGE FINANCIAL SOLUTIONS, INC.
5 Dakota Drive
Lake Success, NY 11042

      Re: BROADRIDGE FINANCIAL SOLUTIONS, INC.
          Form 10-K for Fiscal Year Ended June 30, 2018
          Filed August 7, 2018
          File No. 001-33220

Dear Mr. Daly:

    We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                    Sincerely,

                    Division of Corporation Finance
                    Office of Consumer Products

cc: Maria Allen, SVP, Associate General Counsel and Corporate Secretary